ANGLO AMERICAN

SEC MAIL RECEIVED PROCESSING
JUL 31 2006
WASH, D.C. 213 SECTION

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

06015632

24 July, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests

- Butterfield Trust – 24 July 2006

AA plc - Purchase of own shares to hold in treasury

- 18 July 2006
- 19 July 2006
- 20 July 2006
- 21 July 2006
- 24 July 2006
- 25 July 2006

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 35 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 23,778,672 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
17 July 2006	17,500
18 July 2006	2,800
19 July 2006	5,091
20 July 2006	16,200
21 July 2006	0

The Company was advised of these transactions on 21 July 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Nick Jordan
Secretary
24 July 2006

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 17 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 424,063 ordinary shares of Anglo American plc at prices between £21.02 and £21.47 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,513,364,533 ordinary shares in issue (excluding treasury shares) and the independent company holds 17,063,901 ordinary shares, representing 1.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

18 July 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 18 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 418,217 ordinary shares of Anglo American plc at prices between £20.81 and £21.19 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,513,600,513 ordinary shares in issue (excluding treasury shares) and the independent company holds 17,482,118 ordinary shares, representing 1.16 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

19 July 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 19 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 263,401 ordinary shares of Anglo American plc at prices between £20.84 and £21.68 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,513,600,513 ordinary shares in issue (excluding treasury shares) and the independent company holds 17,745,519 ordinary shares, representing 1.17 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

20 July 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 20 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 411,179 ordinary shares of Anglo American plc at prices between £21.32 and £22.24 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,514,184,972 ordinary shares in issue (excluding treasury shares) and the independent company holds 18,156,698 ordinary shares, representing 1.20 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

21 July 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 21 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 408,634 ordinary shares of Anglo American plc at prices between £21.11 and £21.34 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,514,184,972 ordinary shares in issue (excluding treasury shares) and the independent company holds 18,565,332 ordinary shares, representing 1.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

24 July 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 24 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 386,342 ordinary shares of Anglo American plc at prices between £20.94 and £21.25 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,413,104 ordinary shares in issue (excluding treasury shares) and the independent company holds 18,951,674 ordinary shares, representing 1.25 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

25 July 2006

END.